July 10, 2006
Kerzner International Limited
Schedule 13E-3
filed May 24, 2006 (the “Schedule 13E-3”)
File No. 5-48645
Dear Ms. Griffith:
     On behalf of our client Kerzner International Limited (“Kerzner International”), we are responding to your letter dated June 26, 2006. The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein, and Kerzner International’s responses to each of the Comments are set forth below.
     Concurrently with this letter, Kerzner International and the other filing parties are filing Amendment No. 1 to the Schedule 13E-3, including a revised proxy statement (the “Revised Proxy”). The Revised Proxy reflects revisions made to the preliminary proxy statement filed as an exhibit to the Schedule 13E-3 on May 24, 2006 (the “Initial Proxy”), including revisions made in response to the Comments. All pages referenced in the responses set forth below refer to pages of the Revised Proxy. Capitalized terms used but not defined herein have the meanings given to such terms in the Revised Proxy.
     For your convenience, we are delivering to your attention four hard copies of the Amendment No. 1 to the Schedule 13E-3, marked, in the case of the Revised Proxy, to show changes from the Initial Proxy.
Schedule 13E-3
Comment 1: Please tell us what consideration you have given to whether the members of the “investor group” who are not presently listed as filing persons on the Schedule 13E-3 are affiliates engaged in the going private transaction and, accordingly, whether these entities should be a filing persons. As to each member of the investor group and their affiliates referenced in the proxy statement, please (i) add such person or entity as a filing person if not already a filer; or (ii) explain in your analysis the fact supporting the omission of such person or entity as a filer. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
Response: Members of the investor group that were not previously listed as filing persons have been added as filing persons to the Schedule 13E-3 in response to the Staff’s Comment.
Comment 2: We note the disclosure on page 18 in the “Special Factors” section Mr. Baron and BAMCO have expressed an interest in investing at least $200 million in the company after this transaction. We also note that because of concerns raised by the special committee about locking up the vote on the merger by expanding the investor group to include additional existing shareholders, Mr. Baron and BAMCO could not be included in the investor group now. However, if the parties contemplate that Mr. Baron and BAMCO, who collectively own over 10% of the company’s stock, may own a significant share in the company going forward, they may need to be included as filers on the Schedule 13E-3. Please describe in your response letter the status of any future investment by these persons, or their participation in this transaction in any way other than being cashed out like other shareholders besides the investor group.
Response: As disclosed on page 18 of the Initial Proxy and in the Schedule 13D filed jointly by Mr. Baron, BAMCO, BCM and Baron Asset Fund on April 24, 2006, Mr. Baron met with Butch Kerzner on April 19 and April 20, 2006 and informed Mr. Kerzner that BAMCO and BCM would, on behalf of mutual funds and certain other accounts, be more likely to support the proposed merger if their clients were allowed to invest in the resulting company and Mr. Baron proposed to invest at least $200 million of equity on behalf of investment advisory clients in the resulting company.
Notwithstanding Mr. Baron’s stated desire and offer to invest in Buyer, Buyer has advised Kerzner International that it has no agreements or understandings with Mr. Baron or the clients of BAMCO and BCM about joining the investor group either before or after the consummation of the proposed merger. In fact, not only is there no agreement or understanding, prior to the consummation of the merger, Buyer is expressly prohibited by the terms of the merger agreement to engage in any substantive discussions with Mr. Baron or the clients of BAMCO and BCM about joining the investor group. As described in the Initial Proxy on pages 20 and 61, pursuant to the merger agreement, Buyer has agreed that neither it, nor any of its affiliates are permitted to seek or obtain, or engage in any substantive discussions in respect of any equity commitments or equity financing in respect of the proposed merger from any person (including Mr. Baron and BAMCO) who as of April 30, 2006, was required to file a Schedule 13G or Schedule 13D under the Exchange Act as a result of such person’s beneficial ownership of ordinary shares. Accordingly, like all other shareholders (other than the investor group and certain members of management), Mr. Baron and his investment advisory clients will only be entitled to receive $81 in cash for each ordinary share they own as of the closing of the merger (or such persons can elect to receive the fair value of their ordinary shares by exercising their dissenters’ rights).
In light of (i) the absence of any agreement relating to Mr. Baron and BAMCO investing in Buyer, (ii) the express prohibition in the merger agreement that prevents Buyer from even engaging in substantive discussions relating to any future investment prior to the closing of the proposed merger, (iii) the fact that Mr. Baron and BAMCO will be treated like all other shareholders (besides the investor group and certain members of management) in the proposed merger and (iv) the resulting fact that, at the time of the closing of the proposed merger, neither Mr. Baron nor BAMCO will be in a position to “control” Buyer (within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), Kerzner International respectfully advises the Staff of its belief that Rule 13e-3 does not require Mr. Baron or BAMCO to be included as filing persons and believes that including such parties as filing persons would provide an inaccurate portrayal of these parties’ roles in the transaction.
Preliminary Proxy Statement
Summary, page 1
Comment 3: We note your disclosure, in the Summary and on pages 16, 20 and 25, of your proxy statement that Hamed Kazim was “unable to participate in the determination.” Please explain in the disclosure document what you mean by this.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Kerzner International supplementally advises the staff that Mr. Kazim was in a location where he did not have access to a telephone at the time of the Board meeting and therefore was unable to participate in the determination. Please refer to pages 5, 17, 21, 26 and 59 of the Revised Proxy.
Interests of Our Directors and Executive Officers in the Proposed Merger, page 5
Comment 4: Amend the first bullet point in this section to explain which members of management will be permitted to make an equity investment in Buyer. You may wish to do this by means of a cross reference. In addition, see our comment below regarding the details of these equity investments in the company going forward and the implications for this Schedule 13E-3.
Response: Buyer has advised Kerzner International that it has not yet finalized the group of management members that will be permitted or offered the opportunity to make an equity investment in Buyer or made determinations as to the amount of equity any given individual will be permitted to own in Buyer; however, the aggregate equity investment that management participants (other than the Kerzners) will be permitted to make will not exceed 3% of the total equity of Buyer and no individual management participant (other than the Kerzners) will own in excess of 1% of the total equity of Buyer. The Initial Proxy has been revised to reflect this information. Please refer to pages 5 and 6 of the Revised Proxy. Please also see the response to Comment 26 below.

Dissenters Rights, page 6
Comment 5: Note here that the written objection must, pursuant to Bahamian law, state that the objecting shareholder proposes to demand fair payment for his or her ordinary shares.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 6 of the Revised Proxy.
Treatment of Stock Options and Other Equity Awards, page 9
Comment 6: Please expand your disclosure to explain why stock options, SARs, restricted shares and restricted stock units granted to board members will be treated differently from those granted to non-director employees.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 10 of the Revised Proxy.
Special Factors, page 11
Background of the Proposed Merger, page 11
Comment 7: In the second paragraph of this section, explain why the Kerzners where bound by restrictions applicable to WLG. That is, clarify here that they control that entity, and are thus apparently subject to the governance agreement between WLG and the Company.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 11 of the Revised Proxy.
Comment 8: Please expand to explain the basis for the Kerzners’ belief that soliciting other potential transaction partners without first entering into a deal with their group would be detrimental to the Company. Isn’t that the way an auction process typically works?
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 11 of the Revised Proxy.
Comment 9: Expand the disclosure in the last full paragraph on page 14 to briefly describe the comments to the transaction agreements that you allude to. Was the special committee seeking concessions in the agreements?
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 15 of the Revised Proxy.
Comment 10: It appears that representative financial advisors for the special committee and the investor group worked together during the negotiation phase of this transaction in establishing a value for the company, before any merger price had been proposed by the investor group. For example, in the second to last paragraph on page 14, you state that the respective advisors “discussed their respective valuation analyses of the company several times” over a period of several days in March 2006. Explain why this approach was chosen, rather than simply allowing the investor group to make an offer for the company at a set per share price and negotiating from there. Clarify what valuation information was provided by JPMorgan to the investor group. Discuss the impact you believe this process had on the transaction price and the transaction as a whole.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 14 and 15 of the Revised Proxy.
Comment 11: Please disclose the guidelines, if any, that the special committee gave to Mr. Buckley and Mr. Von Rantzau for their discussions of the counter proposal with Mr. Solomon Kerzner. For example, was the special committee empowered to decide whether the company should remain public or independent instead of pursuing a sale at this time? Did it have the authority to decide to pursue an auction process in which the investor group would be included, rather than negotiate with the investor group first?
Response: In response to the Staff’s Comment, the Initial Proxy has been revised to clarify the authority of the special committee and that Mr. Buckley and Mr. von Rantzau were authorized to present the special committee’s determination to Mr. Solomon Kerzner, rather than negotiate the terms of the counterproposal. Please refer to pages 12 and 16 of the Revised Proxy.
Comment 12: Provide further details about the “lack of cooperation in the due diligence process” cited by Party A. Who was alleged not to have cooperated and in what way? Did Party A cite this lack of cooperation as the reason for or one of the reason(s) for its demand for an inducement fee to complete due diligence? Did any other potential acquirors raise similar concerns?
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 17 of the Revised Proxy.
Comment 13: In your discussion of the April 11, 2006 meeting between Party A and JPMorgan, quantify the amount of the “substantial fee” Party A would have received had it submitted a conforming proposal.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 18 of the Revised Proxy.
Comment 14: Clarify the circumstances under which, pursuant to Cravath’s revised inducement agreement, Party A would have received reimbursement of its expenses if it submitted a proposal to acquire the company. How did those factors differ from the reimbursement proposal made by Party A on April 11, 2006?
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 18 of the Revised Proxy.

Comment 15: Describe the “contacts from other stockholders” received by the special committee about the proposed going private transaction, in addition to those from BAMCO and its affiliates. Identify the stockholders and summarize their feed back. These other groups are referenced in the first full paragraph on page 18 and the second full paragraph on page 19.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 18 and 19 of the Revised Proxy.
Comment 16: Refer to the last paragraph on page 18, where you state that “in light of the changed circumstances [the inducement provisions offered to Party A] would have to be more limited and less generous than those previously discussed.” Clarify why the special committee viewed the changed circumstances (identify them) warranted a less generous offer to Party A.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 19 of the Revised Proxy.
Comment 17: Refer to this third full paragraph on page 19. What were the “other considerations” that caused Party A not to pursue a transaction with the company (if articulated)?
Response: In response to the Staff’s Comment, the Initial Proxy has been revised to clarify that the “other considerations” were not articulated. Please refer to page 20 of the Revised Proxy.
Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors, page 21
Comment 18: Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to “unaffiliated security holders.” Your disclosure throughout your document states that the special committee, the board, and the filing persons believe that the proposed merger is fair “to the shareholders.” This is a separate concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a).
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to the cover letter as well as pages 4, 5, 22, 25, 26, 27 and 59 of the Revised Proxy.
Comment 19: Expand this section to include a discussion of the reasons for entering into the transaction at this time. See Item 1013(c) of Regulation M-A. Provide this kind of disclosure as to each filing person in the appropriate section of the proxy statement.
Response: In response to the Staff’s Comment, the Initial Proxy has been revised to clarify that the reasons previously disclosed reflect the reasons for entering into the transaction at this time and to include a discussion of the reasons for the investor group entering into the transaction at this time. Please refer to pages 21 and 42 of the Revised Proxy.
Comment 20: Identify the “concerns raised during the auction about factors that might favor the investor group bid.” To the extent that the parties articulating those concerns and the substance of the issues raised are not already described in the proxy statement or added in response to comments above, please describe them. In addition, expand this section to address in greater detail how the special committee believes each such concern was negated or addressed during this process.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 23 of the Revised Proxy.
Position of Messrs. Kerzner and Ross...., page 25
Comment 21: With respect to the Kerzners, please explain their decision to remain with the company for a limited time only if a third-party acquiror was willing to pay a higher price than the investor group. That is, the Kerzners, as filing persons, must state why this transaction is fair despite the fact that the special committee was told by potential bidders that the Kerzners’ lack of long-term commitment to the company going forward hurt the company’s ability to attract alternative buyers.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 27 of the Revised Proxy.
Comment 22: In the second paragraph in this section, you note that the Affiliated Persons consulted with financial advisors regarding “certain structural and financial aspects of the proposed merger.” However, no description of the analyses performed by such financial advisors on behalf of the Affiliated Persons is included in the proxy statement, as required by Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. We presume that is because, as you state on page 25, “no financial advisor provided the Affiliated Persons any analysis or opinion with respect to the fairness of the merger consideration.” However, Item 1015 of Regulation M-A encompasses any report, opinion or appraisal from an outside party that is materially related to the going-private transaction, including but not limited to, reports related to the fairness of the consideration offered. Thus, reports, opinions or appraisals, whether oral or written, provided by third-parties about the structure of the transaction or other financial aspects thereof, fit within the ambit of Item 1015. Please provide all of the disclosure required by Item 1015 of Regulation M-A as to each financial advisor consulted by any of the filing persons. File any written reports as exhibits to the Schedule 13E-3.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 35 and 40 of the Revised Proxy.
Opinion of the Special Committee’s Financial Advisor, page 28

Comment 23: The third bullet point on page 29 refers to “certain internal financial analyses and forecasts” used in JPMorgan’s analysis. Please confirm that all financial forecasts and projections provided to the fairness advisor are disclosed in your proxy statement or disclose them in your revised document.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 41 and 42 of the Revised Proxy.
Publicly Traded Comparables, page 30
Comment 24: Expand the disclosure in this section and the succeeding section to explain further why the companies selected as comparable are, in fact, similar to the Company.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 31 of the Revised Proxy.
Comment 25: Please provide a table here showing the trading multiples calculated for each comparable company and for Kerzner International. Provide the same disclosure for each of the financial analyses performed and discussed in subsequent sections.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to pages 32 and 33 of the Revised Proxy.
Investment by Certain Members of our Board of Directors and Management in Buyer, page 35
Comment 26: You disclose here that certain unidentified members of management of the company will be permitted to participate in the merger by making an equity investment in Buyer. Such an equity investment may be made by paying cash for Buyer shares, contributing shares of Kerzner International in exchange for shares of Buyer, or by not exercising outstanding options or SARS in Kerzner International and having them converted into options or SARs of Buyer. The members of management who may so participate in this transaction may be deemed to be engaged in this going-private transaction and may thus be required to be included on the Schedule 13E-3. Please provide additional details about the persons who may so participate as equity owners of Buyer going forward, the levels of possible ownership interest going forward (provide a range if exact numbers have not been set) and their roles with Kerzner International and their contemplated roles with the company after the merger. We have not been able to identify a section of the merger agreement addressing the potential equity interest of management going forward; however, if such a section exists, please cite us to it. To the extent that the terms of their participation have not yet been finalized, please amend the Schedule when these terms have been set and comply with all applicable disclosure, timing and dissemination requirements at such time.
Response: As discussed in the response to Comment 4, Buyer has advised Kerzner International that it has not yet finalized the group of management members that will be permitted or offered an opportunity to make an equity investment in Buyer, however, the aggregate equity investment that management participants (other than the Kerzners) will be permitted to make will not exceed 3% of the total equity of Buyer and no management participant (other than the Kerzners) will own in excess of 1% of the total equity of Buyer. The Initial Proxy has been revised to reflect this. Please refer to page 45 of the Revised Proxy.
Kerzner International respectfully advises the Staff that it does not believe that management participants (other than the Kerzners) are engaged in the going-private transaction and are therefore not required to be included on the Schedule 13E-3. Under Rule 13e-3(d) of the Exchange Act, only the issuer and any of its affiliates who are engaging in a Rule 13e-3 transaction are generally required to file a Schedule 13E-3. Whether an affiliate of an issuer is deemed to be engaged in a Rule 13e-3 transaction is a facts and circumstances test. In Section II.D.3 of the Division of Corporation Finance’s Current Issues Outline, the Staff discussed circumstances in which the senior management of an issuer could be deemed to be engaged in a Rule 13e-3 transaction. The Staff noted that important factors to consider in determining whether senior management should be deemed to be engaged in a Rule 13e-3 transaction include whether the management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board in addition to management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 of the Exchange Act. None of these factors are present in the proposed transaction with respect to members of management other than the Kerzners (who are already included on the Schedule 13E-3).
As discussed above, the management participants’ (other than the Kerzners’) collective interest in the equity securities of the surviving corporation will not be material. The total aggregate equity investment to be made by management participants (other than the Kerzners) in Buyer will not exceed 3% of the total equity of Buyer. In addition, as described on page 45 of the Revised Proxy, it is expected that grants of options representing up to 3% of the total equity of Buyer will be awarded to management (other than the Kerzners who will be eligible to receive additional grants of options as described on page 45 of the Revised Proxy). The options will have a per share exercise price based on the equity value of Buyer at the time of completion of the proposed merger and the options will be time-based and vest and become exercisable with respect to 25% of the award on each of the first four anniversaries of the date on which the options are granted. All unvested options will be forfeited upon a holder’s termination of employment for any reason other than as a result of death or disability. Even assuming that all of the options were exercisable immediately following the closing of the proposed merger and that all of the options were exercised at such time, management participants (other than the Kerzners) collectively would own no more than 6% of Buyer’s capital stock. In addition, no member of management (other than the Kerzners) will serve on the board of Buyer after the transaction (nor does any member of management (other than the Kerzners) currently serve on the board of Kerzner International).

Kerzner International also notes that the element of “control” that is fundamental to the concept of an affiliate is defined by Rule 12b-2 of the Exchange Act as the “ability, directly or indirectly, to direct or cause the direction of the management and policies of an issuer.” As disclosed on pages 48 and 49 of the Revised Proxy, the executive officers of Kerzner International (including the Kerzners) are expected to hold positions with the surviving corporation that are substantially similar to their current positions. Although management participants (other than the Kerzners) are involved in corporate affairs or manage designated corporate areas or operations, each management participant (other than the Kerzners) has a strictly defined and limited area of responsibility with respect to Kerzner International and will have a similarly defined and limited area of responsibility with respect to Buyer. Consequently, no management participant (other than the Kerzners) has, or will have, the ability to direct or cause the direction of the management and policies of Kerzner International or Buyer.
Accordingly, Kerzner International respectfully submits that Rule 13e-3 does not require the management participants (other than the Kerzners) to be included as filing persons and that including them as filing persons would provide an inaccurate portrayal of the their role in the transaction and their role at Kerzner International and Buyer. In addition, Kerzner International also notes that the Initial Proxy included substantial disclosure relating to executive officers of Kerzner International, including their security ownership and interests in the proposed merger that may be different from, or in addition to, those of Kerzner International’s shareholders generally. Therefore, naming additional management participants as filing persons in the Schedule 13E-3 would not substantially impact the quality of the disclosure to Kerzner International’s unaffiliated shareholders and would be inconsistent with the Staff’s position on this subject.
Kerzner International also confirms that no section of the merger agreement specifically addresses the potential equity interest of management (other than the Kerzners) going forward and that the Schedule 13E-3 will be subsequently amended, if necessary, to comply with all applicable disclosure, timing and dissemination requirements. However, Kerzner International respectfully submits that in light of both the foregoing discussion of the management participants’ (other than the Kerzners’) absence of “control” and the additional disclosure on page 45 of the Revised Proxy relating to the aggregate equity investment that management participants (other than the Kerzners) will be permitted to make, Kerzner International does not believe any amendment or additional disclosure relating to the terms of any individual management participant’s (other than the Kerzners’) level of participation is required (assuming such participation falls within the disclosed parameters) since such disclosure would not be material to an unaffiliated shareholder’s decision on whether to vote to approve the merger agreement.
Fees and Expenses, page 44
Comment 27: Please complete the table in your amended document.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 54 of the Revised Proxy.

Representations and Warranties, page 58
Comment 28: We note your statement here that some of the representations and warranties were made “as of a specific date,” implying that facts may have changed since those representations and warranties were made. Please be advised that notwithstanding your disclaimer, you are responsible for considering whether additional specific disclosure of material information are required to make the statements included in the proxy statement not misleading. Include disclosure acknowledging that, if specific additional material facts exist that contradict the representations and warranties in the merger agreement, you have provided appropriate corrective disclosure.
Response: Kerzner International acknowledges its obligations under applicable securities laws. However, Kerzner International respectfully declines to reflect the Staff’s Comment as it believes the disclosure contained in the Revised Proxy is not inconsistent with such obligations and reflects an approach previously accepted by the Staff.
Efforts to Complete the Proposed Merger, page 61
Comment 29: Briefly discuss the reason for the provision in the merger agreement prohibiting Buyer and its affiliates from engaging in discussions about equity financing of the proposed merger with any person or entity (other than the excepted parties listed) who as of April 30, 2006 was required to file a beneficial ownership report as a result of such person’s equity ownership of company shares. We may have additional comments.
Response: The Initial Proxy has been revised to reflect the Staff’s Comment. Please refer to page 72 of the Revised Proxy.
Recent Developments, page 66
Comment 30: Please send us copies of the material pleadings in the class action filed on March 23, 2006, and confirm your intention to update the disclosure relating to the lawsuit as necessary.
Response: In response to the Staff’s Comment, Kerzner International is providing supplementally, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, copies of the material pleadings in the class action filed on March 23, 2006. These are attached as Exhibit A to this letter. Pursuant to Rule 12b-4, on behalf of Kerzner International, we hereby request that Exhibit A be returned once the Staff has completed its review.
Further, Kerzner International confirms that the disclosure on page 77 of the Revised Proxy relating to the lawsuit has been updated.
Merger Agreement

Comment 31: Refer to Article IV of the merger agreement, on page A-13. We note the reference to a “Company Disclosure Letter” which apparently modifies the representations and warranties of the company set forth in Article IV. Please supplementally describe the contents of the Company Disclosure Letter and any other schedules to the merger agreement not filed with it.
Response: The Company Disclosure Letter modifies the following representations of the company set forth in Article IV of the merger agreement:
•	Section 4.3(iii): Schedule 4.3(iii) of the Company Disclosure Letter identifies filings with, and approvals by, Gaming Authorities arising from the execution, delivery, and performance by Kerzner International of the merger agreement and the consummation of the proposed merger by Kerzner International. These filings and approvals are not conditions to the consummation of the proposed merger.

•	Section 4.5: Schedule 4.5 of the Company Disclosure Letter identifies outstanding Kerzner International stock appreciation rights, restricted stock units and restricted stock.

•	Section 4.6: Schedule 4.6 of the Company Disclosure Letter lists all Kerzner International joint ventures.

•	Section 4.8: Schedule 4.8 of the Company Disclosure Letter identifies a consultancy agreement entered into by Kerzner International in 2003.

•	Section 4.11: Schedule 4.11 of the Company Disclosure Letter describes a legal proceeding that Kerzner International is party to.

•	Section 4.13: Schedule 4.13 of the Company Disclosure Letter describes the consequences of a “change in control” under a particular employee compensation plan.
In addition, the Company Disclosure Letter includes a Schedule 6.1 that grants Kerzner International the right to undertake certain actions without the consent of Buyer notwithstanding the restrictions imposed by Section 6.1 of the merger agreement.
Annex A to Merger Agreement, page A-42
Comment 32: Please clarify the substance of Annex A in your response letter, with a view to additional disclosure.
Response: Kerzner International notes that Annex A as it appears on page A-42 is identical to the Annex that is attached to the merger agreement and referred to in Section 8.1(b)(ii) of the merger agreement. Kerzner International also notes that the substance of Annex A is already summarized in the Revised Proxy on pages 61 and 66. Kerzner International supplementally advises the Staff that the approval process employed by the Gaming Board, Commonwealth of The Bahamas and by the Bahamas Gaming Authority is not as formalized as the process utilized by many other regulatory agencies. In particular, there are no specific deadlines for submission of an application and no particular waiting periods or other predictable response times. Therefore, the disclosure relating to the substance of Annex A is necessarily quite limited.
* * *
          Please note that attached hereto as Exhibit B is the written acknowledgement by each of Kerzner International, K-Two Holdco Limited, K-Two Subco Limited, Solomon Kerzner, Howard B. Kerzner, Istithmar PJSC, World Leisure Group Limited, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Investors VII, L.P., Providence Equity Offshore Partners V L.P., and The Related Companies, L.P., as requested by the Staff.
          Kerzner International intends to begin printing the Revised Proxy no later than July 17, 2006 and mailing the Revised Proxy to shareholders as soon as practicable thereafter. We understand the Staff may have further comments on the Revised Proxy and hereby indicate, on behalf of Kerzner International, its willingness to discuss with the Staff an appropriate response to any further comments.
          Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or Kerzner International’s filings, please contact me at (212) 474-1188.

Very Truly Yours,

/s/ Sarkis Jebejian

Sarkis Jebejian
Julia E. Griffith
     Office of Merger and Acquisitions
          Division of Corporation Finance
               United States Securities and Exchange Commission
                    100 F Street, N.W.
                         Washington, DC 20549

Exhibit B
Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 filed on July 10, 2006 (file no. 5-48645):
• it is responsible for the adequacy and accuracy of the disclosure in the filing supplied by it;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
• it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KERZNER INTERNATIONAL LIMITED

by /s/ Eric Siegel

Name: Eric Siegel
Title: Chairman of the Special Committee

K-TWO HOLDCO LIMITED.

by /s/ Howard B. Kerzner

Name: Howard B. Kerzner
Title: President

K-TWO SUBCO LIMITED

by /s/ Howard B. Kerzner

Name: Howard B. Kerzner
Title: President

WORLD LEISURE GROUP LIMITED
By: Montblanc (Directors) Limited, Sole Corporate Director

By: /s/ James S. Colclough

Name: James S. Colclough

By: /s/ Mervyn Brian Ellis

Name: Mervyn Brian Ellis

SOLOMON KERZNER

/s/ Solomon Kerzner

HOWARD B. KERZNER

/s/ Howard B. Kerzner

ISTITHMAR PJSC

By:	/s/ Peter Jodlowski
Name: Peter Jodlowski
Title: Chief Financial Officer

WHITEHALL STREET GLOBAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:	WH Advisors, L.L.C. 2005,
General Partner

By: /s/ Jonathan Langer

Name: Jonathan Langer
Title: Vice President

COLONY INVESTORS VII, L.P.

By: Colony Capital VII, L.P., general partner

By: Colony GP VII, LLC, general partner

By:	/s/ Ronald M. Sanders

Name: Ronald M. Sanders
Title: Vice President

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., its general partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By: /s/ Julie G. Richardson

Name: Julie G. Richardson
Title: Authorized Signatory

THE RELATED COMPANIES, L.P.
By: Related Realty Group, Inc.
By: /s/ Michael J. Brenner

Name: Michael J. Brenner
Title: Executive Vice President